Aspen Group, Inc.
720 South Colorado Boulevard
Suite 1150N
Denver, Colorado 80246

September 10, 2012

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated August 30, 2012 related to Amendment No 3 to Form 8-K of Aspen Group, Inc. (the “Company”) filed on August 20, 2012.  Our response to each comment follows your comment which has been reproduced.

Form 8-K/A filed August 20, 2012

Explanatory Note, page 2

1.
Revise your disclosure to clearly indicate the restatement relates to the correction of an error.  Include a brief summary of the nature of the error with reference to the related notes in the financial statements.  Further, your disclosures throughout the 8-K, and the financial statements should be consistent.  Please revise accordingly.

Response To Comments No. 1

Contemporaneously with the filing of this response letter, the Company has submitted supplementally the revised pages of the Form 8-K for the Staff’s review and will file an Amendment to the Form 8-K pending the Staff’s response.

2.
We note your statement on page 5 that on June 18, 2012, the DOE, having reviewed your same-day balance sheet filing and application for approval of the change in ownership and control, notified you of their requirement that you increase your letter of credit by August 31, 2012 from 10% to 25% of your Title IV receipts in 2011.  Please further revise your disclosure to clarify whether and, if applicable, when you are obligated to notify the DOE of your restatement relating to the write-off of the loan receivable.  Your disclosure should address any actions the DOE may take as a result of the resulting changes to your balance sheet.

Mr. Larry Spirgel
September 10, 2012

Response To Comments No. 2

We have been advised by our regulatory counsel that we are not obligated to formally notify the DOE of the restatement.  Insofar as any actions it may take, we do not believe further action will be taken by the DOE. In its June 18th letter, which required an increase in our letter of credit, the DOE excluded the approximately $2.2 million related party receivable when they calculated the ‘acid test ratio’ based on the Same-Day Balance Sheet submitted by the Company.  Accordingly, we do not believe the DOE would take any further action beyond that taken by its letter dated June 18, 2012.

Exhibit 99.1

Report of Independent Registered Pubic Accounting Firm, page F-2
Note 17.  Restatement, page F-26

3.
We refer to the explanatory paragraph included in the audit opinion.  Please revise to include an audit report that complies with Auditing Standard 6, paragraph 9, and AU Section 508, paragraphs 11 and 18.  In that regard, the explanatory note in the opinion should include a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and a reference to the company’s disclosure of the correction of the misstatement.  The explanatory paragraph and related restatement footnote should not suggest to investors that there was an alternative or preferable treatment or that the conclusions were subject to judgment.

Response To Comments No. 3

The explanatory paragraph has been revised to comply with the one sentence example language in AV 508 paragraph .18A as referred by ASG and has been provided supplementally as mentioned in the Response to Comment 1.

Please direct any questions concerning this letter to Michael D. Harris, Esq. at (561) 471-3507, mharris@nasonyeager.com.

Very truly yours,

/s/ David Garrity

David Garrity, Chief Financial Officer